UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 14D-1F
TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)
FALCONBRIDGE LIMITED
(Name of Subject Company)
Ontario, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
INCO LIMITED
(Bidder)
Common Shares
(Title of Class of Securities)
453258402
(CUSIP Number of Class of Securities)
Simon A. Fish, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of Bidder)
Copy to:
James C. Morphy, Esq.
George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498
October 24, 2005
(Date tender offer first published, sent or given to security holders)

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
1.	Home Jurisdiction Document.
(a)	Offer to Purchase and Circular dated October 24, 2005, including Letter of Transmittal, Notice of Guaranteed Delivery, and Letter to Shareholders. (1)

(b)	Notice of Extension dated December 14, 2005. (2)

(c)	Notice of Extension dated January 19, 2006. (3)

(d)	Notice of Extension dated February 27, 2006. (4)

(e)	Notice of Variation dated May 29, 2006. (5)

(f)	Notice of Variation dated June 29, 2006. (6)

(g)	Notice of Extension dated July 13, 2006. (7)

(h)	Notice of Variation and Extension dated July 16, 2006.
2.	Informational Legends.
(a)	See the inside front cover page of the cover page of the Offer to Purchase and Circular dated October 24, 2005. (1)

(b)	See the inside front cover page of the Notice of Extension dated December 14, 2005. (2)

(c)	See the inside front cover page of the Notice of Extension dated January 19, 2006. (3)

(d)	See the inside front cover page of the Notice of Extension dated February 27, 2006. (4)

(e)	See the inside front cover page of the Notice of Variation dated May 29, 2006. (5)

(f)	See the inside front cover page of the Notice of Variation dated June 29, 2006. (6)

(g)	See the inside front cover page of the Notice of Extension dated July 13, 2006. (7)

(h)	See the inside front cover page of the Notice of Variation and Extension dated July 16, 2006.

(1)	Previously filed with the Bidder’s Schedule 14D-1F (Commission File No. 005-62437) filed October 25, 2005.

(2)	Previously filed with the Bidder’s Amendment No. 1 to Schedule 14D-1F (Commission File No. 005-62437) filed December 15, 2005.

(3)	Previously filed with the Bidder’s Amendment No. 2 to Schedule 14D-1F (Commission File No. 005-62437) filed January 20, 2005.

(4)	Previously filed with the Bidder’s Amendment No. 3 to Schedule 14D-1F (Commission File No. 005-62437) filed February 28, 2006.

(5)	Previously filed with the Bidder’s Amendment No. 4 to Schedule 14D-1F (Commission File No. 005-62437) filed May 31, 2006.

(6)	Previously filed with the Bidder’s Amendment No. 5 to Schedule 14D-1F (Commission File No. 005-62437) filed June 30, 2006.

(7)	Previously filed with the Bidder’s Amendment No. 6 to Schedule 14D-1F (Commission File No. 005-62437) filed July 14, 2006.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, trust company manager, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities that are the subject of the Offer and it is an offence to claim otherwise.
The Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.
July 16, 2006
NOTICE OF VARIATION AND EXTENSION
by
INCO LIMITED
in respect of its
OFFER TO PURCHASE
all of the outstanding common shares of
FALCONBRIDGE LIMITED
on the basis of an increased price of, at the election of each holder,

(a) Cdn.$60.20 in cash (the “Cash Alternative”); or (b) 0.80312 of a common share of Inco Limited and Cdn.$0.05 in cash (the “Share Alternative”), for each common share of Falconbridge Limited (“Falconbridge”) subject, in each case, to proration as described in Inco Limited’s Offer dated October 24, 2005
(the “Original Offer”), as amended or supplemented.

•	The consideration payable under the Offer for each Falconbridge Share, assuming full proration, has been increased by Cdn.$1.00 per Falconbridge Share, from Cdn.$17.50 in cash and 0.55676 of an Inco common share (an “Inco Share”) to Cdn.$18.50 in cash and 0.55676 of an Inco share on a fully prorated basis.

•	Phelps Dodge has increased the consideration payable under the proposed Arrangement with Inco from Cdn.$17.50 in cash and 0.672 of a Phelps Dodge common share (a “Phelps Dodge Share”) to Cdn.$20.25 in cash and 0.672 of a Phelps Dodge Share.

•	Falconbridge has declared a special dividend of Cdn.$0.75 per Falconbridge Share payable to its Shareholders of record on July 26, 2006 (the “Falconbridge Special Dividend”).

•	The Minimum Tender Condition for the Offer has been reduced from 66 2/3 % to 50.01%.

•	The Expiry Time of the Offer is now midnight (Vancouver time) on Thursday, July 27, 2006.

•	The increased Offer provides an implied value of Cdn.$60.20* per Falconbridge Share.

•	Taking into account the Falconbridge Special Dividend, the total implied consideration received by Falconbridge Shareholders under the Inco Offer would be Cdn.$60.95 — a 3.31% premium to the current Xstrata offer.**

•	The increased Offer provides the opportunity to receive an implied look-through value of Cdn.$63.47* per Falconbridge Share, based on the increased consideration announced under the proposed Arrangement between Phelps Dodge and Inco.

•	Taking into account the Falconbridge Special Dividend, the total consideration received by Shareholders on an Implied Look-through Value basis is Cdn.$64.22 — an 8.85% premium to the current Xstrata Offer.**

•	Falconbridge’s Board of Directors unanimously recommends that Shareholders accept the increased Offer and tender their Falconbridge Shares to the Offer.

•	The increased Offer provides both cash now and continued ownership in a world-class metals and mining company.

•	The increased Offer has received all regulatory approvals. Xstrata has been advised that its offer for Falconbridge remains under extended regulatory review by Industry Canada.
Inco encourages you to carefully review the increased Offer and TENDER your
Falconbridge Shares prior to the Expiry Time of midnight (Vancouver time)
on Thursday, July 27, 2006.

*	These implied values are based on various assumptions that are stated in the fourth and sixth paragraphs of the inside cover page of this Notice of Variation and Extension.

**	Shareholders whose Falconbridge Shares are taken up by Xstrata pursuant to its offer prior to the record date will not receive the Falconbridge Special Dividend. In addition, Xstrata’s offer, if extended pursuant to its current terms, would be reduced by Cdn.$0.75 as a result of the Falconbridge Special Dividend in respect of Falconbridge Shares acquired by it pursuant to its offer if Xstrata or its nominee is not the registered owner of such shares on the July 26, 2006 dividend record date.
This Notice of Variation and Extension does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Dealer Manager for the Offer is:
RBC Capital Markets

In Canada:	In the United States:

RBC Dominion Securities Inc.	RBC Capital Markets Corporation

     Questions and requests for assistance may be directed to RBC Dominion Securities Inc. in Canada or RBC Capital Markets Corporation in the United States (the “Dealer Manager”), CIBC Mellon Trust Company (the “Depositary”) or MacKenzie Partners, Inc. (the “Information Agent”). Additional copies of this Notice of Variation and Extension, the First Extension, the Second Extension, the Third Extension, the Fourth Extension, the First Variation, the Second Variation, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from the Dealer Manager, the Depositary or the Information Agent at their respective addresses shown on the last page of this document.
     On July 16, 2006, Inco Limited (“Inco” or the “Offeror”) further varied its Original Offer, as amended or supplemented, to purchase all of the issued and outstanding common shares of Falconbridge (together with associated rights issued and outstanding under the shareholder rights plan of Falconbridge, the “Falconbridge Shares”) in order to, among other things, (a) increase the consideration payable under the Offer for each Falconbridge Share by Cdn.$1.00 per Falconbridge Share from Cdn.$17.50 in cash and 0.55676 of an Inco Share to Cdn.$18.50 in cash and 0.55676 of an Inco share, on a fully prorated basis, (b) reduce the Minimum Tender Condition from 66 2/3 % to 50.01%, (c) extend the expiry time of the Offer from midnight (Vancouver time) on July 24, 2006 to midnight (Vancouver time) on Thursday, July 27, 2006, and (d) provide that the consideration under the Offer will not be reduced by the amount of the Falconbridge Special Dividend.
     On July 16, 2006, Falconbridge declared the Falconbridge Special Dividend of Cdn.$0.75 in cash per Falconbridge Share to Shareholders of record on July 26, 2006, with a payment date of August 10, 2006. Inco has amended the Offer to provide that the consideration under the Offer will not be reduced by the amount of the Falconbridge Special Dividend (which would otherwise have occurred pursuant to the terms of the Offer). Xstrata’s competing offer to acquire the Falconbridge Shares (being Cdn.$59.00 in cash per Falconbridge Share), if extended pursuant to its existing terms, would be reduced by Cdn.$0.75 as a result of the Falconbridge Special Dividend. Accordingly, the Xstrata Offer, as adjusted, would be Cdn.$58.25 in cash. Shareholders of record on July 26, 2006 will be entitled to receive the Falconbridge Special Dividend irrespective of whether they tender their Falconbridge Shares to the increased Offer.
     The implied value of the consideration under the Offer per Falconbridge Share is computed assuming full proration of the consideration under the Offer as of a particular date and means the amount that is equal to (i) Cdn.$18.50 in cash plus (ii) 0.55676 multiplied by the closing price of the Inco Shares on that date on the Toronto Stock Exchange (the “TSX”) or the New York Stock Exchange (“NYSE”) (converted to Canadian dollars), as the case may be. On July 14, 2006, the last trading day prior to the date of this Notice of Variation and Extension, the closing price of the Inco Shares was Cdn.$74.89 on the TSX and $66.25 on the NYSE and the closing price of the Falconbridge Shares was Cdn.$61.00 on the TSX and $54.03 on the NYSE. As of July 14, 2006, the implied value of the consideration under the Offer was Cdn.$60.20 per Falconbridge Share based on Inco’s TSX closing price and Cdn.$60.13 per Falconbridge Share based on Inco’s NYSE closing price using an exchange rate of Cdn.$1.1286, being the closing U.S./Canadian dollar exchange rate of the Bank of Canada on July 14, 2006. This, together with the value of the Falconbridge Special Dividend, represents a premium of 3.31% over the consideration under the Xstrata Offer (being Cdn.$59.00 in cash per Falconbridge Share) based on Inco’s TSX closing price as of July 14, 2006 and a premium of 3.19% over the consideration under the Xstrata Offer based on Inco’s NYSE closing price as of July 14, 2006.
     Under the combination agreement (the “Combination Agreement”) entered into between Inco and Phelps Dodge Corporation (“Phelps Dodge”) on June 25, 2006, as amended pursuant to a waiver and amendment to the Combination Agreement dated as of July 16, 2006 (the “Waiver and Amendment”), Phelps Dodge has agreed to increase the per Inco Share consideration under the proposed statutory plan of arrangement with Inco (the “Arrangement”) from Cdn.$17.50 in cash and 0.672 of a Phelps Dodge Share to Cdn.$20.25 in cash and 0.672 of a Phelps Dodge Share. Shareholders who receive Inco Shares under the Offer and who continue to hold such Inco Shares at the effective time of the Arrangement would receive both the consideration under the Offer and, subsequently, the consideration under the Arrangement if the Arrangement is completed.
     The implied “look-through” value of the total consideration per Falconbridge Share (the “Implied Look-through Value”), assuming the successful completion of both the Offer and the Arrangement, is computed assuming full proration of the consideration under the Offer and, as of a particular date, means the amount that is equal to the sum of (i) Cdn.$20.25 multiplied by 0.55676; (ii) Cdn.$18.50; and (iii) the closing price of the Phelps Dodge Shares on that date on the NYSE (converted to Canadian dollars at the closing U.S./Canadian dollar exchange rate of the Bank of Canada on that date) multiplied by the exchange ratio of 0.672 and further multiplied by 0.55676. By way of illustration, the Implied Look-through Value on July 14, 2006 was Cdn.$63.47 per Falconbridge Share, based on the closing price of the Phelps Dodge Shares on the NYSE on July 14, 2006, which was $79.79, or Cdn.$90.05 using an exchange rate of Cdn.$1.1286, being the closing U.S./Canadian dollar exchange rate of the Bank of Canada on July 14, 2006. This represents a premium of 8.85% over the value of the Xstrata Offer when the value of the Falconbridge Special Dividend is included. The Implied Look-through Value is based on various assumptions, including the successful completion of both the Offer and the Arrangement, the U.S./Canadian dollar exchange rate as of a given date and the trading price of the Phelps Dodge Shares on a given date which, for the purpose of the illustration, are with reference to July 14, 2006, and is subject to various risks, including changes in the market price of the Phelps Dodge Shares and fluctuations in the U.S./Canadian dollar exchange rate. See “CAUTION REGARDING FORWARD-LOOKING INFORMATION”. Also see Section 6 of the Circular, “Risk Factors Related to the Offer” and the section of the notice of variation and extension dated June 29, 2006 entitled “Risk Factors Relating to the Proposed Combination Transaction”.

     This Notice of Variation and Extension should be read in conjunction with the Original Offer and accompanying Circular dated October 24, 2005 (which together constitute the “Offer and Circular”), as amended or supplemented by notices of extension dated December 14, 2005 (the “First Extension”), January 19, 2006 (the “Second Extension”), February 27, 2006 (the “Third Extension”) and July 13, 2006 (the “Fourth Extension”), respectively, the notice of variation dated May 29, 2006 (the “First Variation”) and the notice of variation and extension dated June 29, 2006 (the “Second Variation”), respectively, and the replacement Letter of Transmittal and the replacement Notice of Guaranteed Delivery that accompany this Notice of Variation and Extension. Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice of Variation and Extension have the same meaning as in the Offer and Circular. All references to the term “Offer” in the Offer and Circular, the replacement Letter of Transmittal, the replacement Notice of Guaranteed Delivery and this Notice of Variation and Extension mean the Original Offer as amended or supplemented by the First Extension, the Second Extension, the Third Extension, the Fourth Extension, the First Variation, the Second Variation and this Notice of Variation and Extension.
     The Offer, as varied, has been extended and is now open for acceptance until midnight (Vancouver time) on Thursday, July 27, 2006 (the “Expiry Time”), unless further extended or withdrawn.
     Shareholders who have validly deposited and not withdrawn their Falconbridge Shares need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and duly execute the replacement Letter of Transmittal (printed on blue paper) that accompanies this Notice of Variation and Extension, or a facsimile thereof, and deposit it, together with certificates representing their Falconbridge Shares and all other documents required by the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the replacement Notice of Guaranteed Delivery (printed on green paper) that accompanies this Notice of Variation and Extension, or a facsimile thereof. Any Shareholder having Falconbridge Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if he or she desires to deposit such Falconbridge Shares under the Offer. The Original Offer and the Second Variation were each accompanied by a Letter of Transmittal (printed on blue paper) and a Notice of Guaranteed Delivery (printed on green paper). Shareholders may continue to use these previous Letters of Transmittal or previous Notices of Guaranteed Delivery to accept the Offer, in which case the previous Letters of Transmittal or the previous Notices of Guaranteed Delivery, as the case may be, shall be deemed to be amended to reflect the terms and conditions of the Offer.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES
      The Offer is made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular, the First Extension, the Second Extension, the Third Extension, the Fourth Extension, the First Variation, the Second Variation and this Notice of Variation and Extension in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer and Circular (other than the financial statements of Phelps Dodge) have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
      Shareholders in the United States should be aware that the disposition of Falconbridge Shares and the acquisition of Inco Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described in the Circular and such holders are urged to consult their tax advisors. See Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 23 of the Circular, “Certain U.S. Federal Income Tax Considerations”.
      The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Canada, that some or all of its officers and directors may reside outside the United States, that the Canadian Dealer Manager for the Offer and some or all of the experts named herein may reside outside the United States, and that a substantial portion of the assets of the Offeror and Falconbridge and the above-mentioned persons are located outside the United States.
      THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR, AS AMENDED OR SUPPLEMENTED, HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR, THE FIRST EXTENSION, THE SECOND EXTENSION, THE THIRD EXTENSION, THE FOURTH EXTENSION, THE FIRST VARIATION, THE SECOND VARIATION OR THIS NOTICE OF VARIATION AND EXTENSION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
      SHAREHOLDERS SHOULD BE AWARE THAT, DURING THE PERIOD OF THE OFFER, THE OFFEROR OR ITS AFFILIATES, DIRECTLY OR INDIRECTLY, MAY BID FOR OR MAKE PURCHASES OF UP TO 5% OF THE FALCONBRIDGE SHARES TO BE EXCHANGED, OR CERTAIN RELATED SECURITIES, AS OF THE DATE OF THE ORIGINAL OFFER, AS PERMITTED BY APPLICABLE LAWS OR REGULATIONS OF CANADA OR ITS PROVINCES OR TERRITORIES AND THE UNITED STATES.

CURRENCY EXCHANGE RATE INFORMATION
      In this Notice of Variation and Extension, unless otherwise indicated, all references to “$” or “dollars” refer to United States dollars and references to “Cdn.$” refer to Canadian dollars. On July 14, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the closing rate of the Bank of Canada was Cdn.$1.1286.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
      This Notice of Variation and Extension contains forward-looking information and statements that are subject to risks and based on a number of assumptions and other factors. See “CAUTION REGARDING FORWARD-LOOKING INFORMATION” in the Second Variation. In addition, the Offer and Circular, as amended or supplemented, contains forward-looking information and statements that relate to, among other things, the integration of operations of Inco and Falconbridge and the potential to realize certain synergies upon the successful completion of the Offer, and Inco management’s ability to successfully manage and operate its business with that of Falconbridge upon its becoming a majority-owned subsidiary of Inco. These forward-looking statements involve risks, uncertainties and other factors which may adversely affect Inco’s ability to successfully integrate the operations of Inco and Falconbridge and realize certain synergies upon the successful completion of the Offer, including risks and uncertainties as a result of the reduction of the Minimum Tender Condition from 66 2/3% to 50.01%. See Section 2 of this Notice of Variation and Extension, “Reduction of the Minimum Tender Condition — Risk Factors Relating to the Reduction of the Minimum Tender Condition”, the section of the Second Variation entitled “Risk Factors Relating to the Proposed Combination Transaction” and Section 6 of the Circular, “Risk Factors Related to the Offer”.
NOTE REGARDING GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      The financial statements and other financial information included or incorporated by reference herein in respect of Inco and Falconbridge are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), while the financial statements and other information incorporated by reference herein in respect of Phelps Dodge are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). There are a number of significant differences between Canadian GAAP and U.S. GAAP, and financial statements prepared in accordance with one type of GAAP may not be comparable to financial statements prepared in accordance with another type of GAAP. Investors are cautioned that Phelps Dodge financial statements and other financial information are not reconciled to Canadian GAAP. Inco’s financial statements and Falconbridge’s annual financial statements are reconciled to U.S. GAAP in footnotes thereto.

v

INFORMATION REGARDING FALCONBRIDGE
      The information concerning Falconbridge contained in the Offer and Circular, the First Extension, the Second Extension, the Third Extension, the Fourth Extension, the First Variation, the Second Variation and this Notice of Variation and Extension, including information contained in Section 2 of the Circular, “Falconbridge”, and any documents filed by Falconbridge with a securities regulatory authority in Canada that are incorporated by reference therein, has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. See Section 2 of the Circular, “Falconbridge — Documents Incorporated by Reference”, Section 6 of the First Extension, “Documents Incorporated by Reference”, Section 6 of the Second Extension, “Additional Falconbridge Documents Incorporated by Reference” and Section 6 of the Third Extension, “Falconbridge Documents Incorporated by Reference”. Although Inco has no knowledge that would indicate any statements contained therein relating to Falconbridge taken from or based upon such documents and records are untrue or incomplete, neither Inco nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Falconbridge taken from or based upon such documents or records, or for any failure by Falconbridge to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Inco.
INFORMATION REGARDING PHELPS DODGE
      The information concerning Phelps Dodge contained in the Second Variation and in this Notice of Variation and Extension and any documents filed by Phelps Dodge with the SEC or a securities regulatory authority in Canada that are incorporated by reference therein have been taken from or based upon publicly available documents and records on file with the SEC or Canadian securities regulatory authorities and other public sources. See the Sections of the Second Variation and this Notice of Variation and Extension entitled “Information Concerning Phelps Dodge”. Phelps Dodge’s financial statements and pro forma and other financial information of Phelps Dodge are prepared in accordance with, or are derived from financial statements prepared in accordance with, U.S. GAAP, which differs in significant respects from Canadian GAAP, so its financial statements and pro forma and other financial information may not be comparable to the financial statements and pro forma and other financial information of Inco and Falconbridge, which are prepared in accordance with, or are derived from financial statements prepared in accordance with, Canadian GAAP. See “Note Regarding Generally Accepted Accounting Principles” above. Although Inco has no knowledge that would indicate any statements contained therein relating to Phelps Dodge taken from or based upon such documents and records are untrue or incomplete, neither Inco nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Phelps Dodge taken from or based upon such documents or records, or for any failure by Phelps Dodge to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Inco.

NOTICE OF VARIATION AND EXTENSION
July 16, 2006
TO:     THE HOLDERS OF COMMON SHARES OF FALCONBRIDGE
      By notice to the Depositary and as set forth in this Notice of Variation and Extension, Inco has varied its Original Offer dated October 24, 2005, as amended or supplemented by notices of extension dated December 14, 2005 (the “First Extension”), January 19, 2006 (the “Second Extension”), February 27, 2006 (the “Third Extension”) and July 13, 2006 (the “Fourth Extension”), respectively, notice of variation dated May 29, 2006 (the “First Variation”) and notice of variation and extension dated June 29, 2006 (the “Second Variation”), to purchase all of the issued and outstanding Falconbridge Shares other than any Falconbridge Shares owned directly or indirectly by Inco and including Falconbridge Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of any securities of Falconbridge that are convertible into or exchangeable or exercisable for Falconbridge Shares (other than SRP Rights).
      Except as otherwise set forth in this Notice of Variation and Extension, the terms and conditions of Inco’s offer to purchase the Falconbridge Shares as previously set forth in the Original Offer, as amended or supplemented by the First Extension, the Second Extension, the Third Extension, the Fourth Extension, the First Variation and the Second Variation, respectively, continue to be applicable in all respects and this Notice of Variation and Extension should be read in conjunction with the Offer and Circular, the First Extension, the Second Extension, the Third Extension, the Fourth Extension, the First Variation, the Second Variation, the replacement Letter of Transmittal and the replacement Notice of Guaranteed Delivery, the provisions of which are incorporated herein by reference.
      Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice of Variation and Extension have the same meaning as in the Offer and Circular. All references to the term “Offer” in the Offer and Circular, the replacement Letter of Transmittal, the replacement Notice of Guaranteed Delivery and this Notice of Variation and Extension mean the Original Offer as amended or supplemented by the First Extension, the Second Extension, the Third Extension, the Fourth Extension, the First Variation, the Second Variation and this Notice of Variation and Extension.
1.   Increase in Offer Price
      Inco has varied the Original Offer, as amended or supplemented, by increasing the price offered to Shareholders for each Falconbridge Share to:

(a)	Cdn.$60.20 in cash in respect of each Falconbridge Share held (the “Cash Alternative”); or

(b)	0.80312 of an Inco Share and Cdn.$0.05 in cash in respect of each Falconbridge Share held (the “Share Alternative”), in each case, as elected by the Shareholder in the applicable Letter of Transmittal, and subject to proration as set out in the Original Offer and this Notice of Variation and Extension.
      The maximum amount of cash consideration available under the Offer has been increased from Cdn.$6,700,377,653 to Cdn.$7,080,125,473, representing an increase of Cdn.$379,747,820, or Cdn.$1.00 per Falconbridge Share on a prorated basis. The maximum number of Inco Shares issuable under the Offer has been reduced to 213,077,333 Inco Shares from 213,171,558 Inco Shares reflecting a reduction in the number of Falconbridge Shares outstanding on an adjusted fully-diluted basis since June 25, 2006.
      The consideration payable under the Offer will be prorated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts and will be based on the number of

Falconbridge Shares acquired in proportion to the number of Falconbridge Shares outstanding on an adjusted fully-diluted basis.
      Assuming all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Share Alternative, each Shareholder would be entitled to receive Cdn.$18.50 in cash and 0.55676 of an Inco Share for each Falconbridge Share tendered, subject to adjustment for fractional shares.
      On July 14, 2006, the last trading day on the TSX and the NYSE prior to the announcement of the increased Offer, the implied value of the consideration under the Offer, assuming full proration, was Cdn.$60.20 per Falconbridge Share based on Inco’s TSX closing price and Cdn.$60.13 per Falconbridge Share based on Inco’s NYSE closing price (using an exchange rate of Cdn.$1.1286, being the closing U.S./ Canadian dollar exchange rate of the Bank of Canada on July 14, 2006). Together with the value of the Falconbridge Special Dividend, this represents a premium of 3.31% over the consideration under the Xstrata Offer, (being Cdn.$59.00 in cash per Falconbridge Share) based on Inco’s TSX closing price as of July 14, 2006 and a premium of 3.19% over the consideration under the Xstrata Offer based on Inco’s NYSE closing price as of July 14, 2006.
      The details of proration are more fully described in Section 1 of the Original Offer, “The Offer”.
      Accordingly, the definitions of “Maximum Take-Up Date Cash Consideration” and “Maximum Take-Up Date Share Consideration” in the “Glossary” section of the Offer and Circular (found at page 9 of the Offer and Circular) are deleted in their entirety and replaced by the following definitions, respectively:

“Maximum Take-Up Date Cash Consideration” means, in respect of a Take-Up Date, the product obtained by multiplying (i) Cdn.$7,080,125,473 by (ii) the quotient resulting when the aggregate number of Falconbridge Shares to be taken up on such Take-Up Date is divided by 382,709,485, being the aggregate number of Falconbridge Shares outstanding as at July 14, 2006 (calculated on an adjusted fully-diluted basis).

“Maximum Take-Up Date Share Consideration” means, in respect of a Take-Up Date, the number of Inco Shares equal to the product obtained by multiplying (i) 213,077,333 Inco Shares by (ii) the quotient resulting when the aggregate number of Falconbridge Shares to be taken up on such Take-Up Date is divided by 382,709,485, being the aggregate number of Falconbridge Shares outstanding as at July 14, 2006 (calculated on an adjusted fully-diluted basis).
      Fractional Inco Shares will not be issued in connection with the Offer. Where a Shareholder is to receive Inco Shares as consideration under the Offer and the aggregate number of Inco Shares to be issued to such Shareholder would result in a fraction of an Inco Share being issuable, the number of Inco Shares to be received by such Shareholder will either be rounded up or down and the amount of cash to be received by such Shareholder will correspondingly be either decreased or increased (on the basis of Cdn.$74.89 per Inco Share) such that the Maximum Take-Up Date Cash Consideration is paid and the Maximum Take-up Date Share Consideration is issued in respect of Falconbridge Shares taken up on such Take-Up Date.
      If any holder of Falconbridge Options does not exercise such options prior to the Expiry Time, their Falconbridge Options will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule and exercise prices, except that, to the extent permitted, an option to acquire Falconbridge Shares will become an option to acquire that number of Inco Shares equal to the number of Falconbridge Shares multiplied by 0.80379 (representing 0.80312 of an Inco Share adjusted to account for the Cdn.$0.05 payable under the Share Alternative) and have an exercise price per Inco Share equal to the exercise price per Falconbridge Share of that option immediately prior to the Expiry Time divided by 0.80379, subject to adjustments to ensure the “in-the-money” amount in respect of such option does not increase.
      Assuming that all of the conditions to the Offer are satisfied or waived, all Shareholders whose Falconbridge Shares are taken up under the Offer, including those Shareholders who have already deposited their Falconbridge Shares to the Offer, will receive the increased price for their Falconbridge Shares. Shareholders who have validly deposited and not withdrawn their Falconbridge Shares need take no further action to accept the Offer.
2.   Reduction of the Minimum Tender Condition
      Inco has varied the Original Offer, as amended or supplemented, by reducing the percentage in the Minimum Tender Condition from 66 2/3 % to 50.01%. As a result, Inco will have the right to withdraw its Offer and not take up and pay for any Falconbridge Shares deposited under the Offer, unless, among other things, there has been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Falconbridge Shares which constitutes at least 50.01% of the Falconbridge Shares outstanding at the Expiry Time (calculated on a fully-diluted basis). Accordingly, the definition of “Minimum Tender Condition” in the “Glossary” section of the Offer and Circular (found at page 9 of the Offer and Circular) is deleted in its entirety and replaced by the following definition:

“Minimum Tender Condition” means the condition that there has been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Falconbridge Shares which, together with any Falconbridge Shares directly or indirectly owned by the Offeror, constitutes at least 50.01% of the Falconbridge Shares outstanding at the Expiry Time (calculated on a fully-diluted basis).
      Inco has reduced the Minimum Tender Condition, after careful consideration and consultation with its legal and financial advisors, in order to increase its prospects of acquiring control of Falconbridge in furtherance of the stated purpose of the Offer — to enable Inco to acquire all of the Falconbridge Shares. The reduction in the Minimum Tender Condition reflects Inco’s full commitment to successfully completing the Offer and will enhance Shareholders’ opportunity to participate in the Offer. See Section 5 of the Circular, “Purpose of the Offer and Inco’s Plans for Falconbridge”.
      As described in the Circular, it is Inco’s intention that, if the Minimum Tender Condition is satisfied and Inco takes up and pays for Falconbridge Shares under the Offer, then Inco will enter into one or more transactions, including a Subsequent Acquisition Transaction or a Compulsory Acquisition, to enable Inco to acquire all of the Falconbridge Shares not acquired pursuant to the Offer. See Section 7 of the Circular, “Acquisition of Falconbridge Shares Not Deposited”. To the extent that Inco is not able to acquire 100% of the Falconbridge Shares in a timely manner or at all, Inco management believes that it would be able to successfully manage and operate its business with Falconbridge as a majority-owned subsidiary of Inco and, in these circumstances, Inco would endeavour to maximize the synergies and overall profitability between the two companies. In this regard, Inco would expect to utilize its experience in operating its non-wholly-owned subsidiaries in Asia, as well as Falconbridge’s substantial experience in this regard from the period prior to June 30, 2005, during which Old Falconbridge was a majority-owned subsidiary of Noranda. Inco is committed to maintaining an investment-grade credit rating.
      Phelps Dodge has consented to the reduction of the Minimum Tender Condition to 50.01%, pursuant to a waiver and amendment to the Combination Agreement between Inco and Phelps Dodge dated as of July 16, 2006 (the “Waiver and Amendment”). The Waiver and Amendment also removed Section 8.1(g) of the Combination Agreement, which had provided that the respective obligations of Phelps Dodge and Inco to effect the Arrangement were conditioned on either Inco having completed a Subsequent Acquisition Transaction and having acquired all of the Falconbridge Shares or the Support Agreement having been terminated in accordance with its terms. The Waiver and Amendment added a new condition precedent to the Arrangement in favour of Phelps Dodge that provides that Inco shall have acquired at least 50.01% of the Falconbridge Shares under the Offer and, if Inco shall have acquired at least two-thirds of the Falconbridge Shares, Inco shall have completed a Subsequent Acquisition Transaction in order to acquire any remaining Falconbridge Shares, or that the Support Agreement shall have been terminated in accordance with its terms without Inco having acquired any Falconbridge Shares under the Offer. See

Section 6 of this Notice of Variation and Extension, “Amendment to Combination Agreement between Inco and Phelps Dodge”.
      Management’s expectations with respect to Inco’s ability to successfully manage and operate its business with Falconbridge as a majority-owned subsidiary of Inco is subject to various risks and assumptions. See “CAUTION REGARDING FORWARD-LOOKING INFORMATION” above.
Risk Factors Relating to the Reduction of the Minimum Tender Condition
      If Inco acquires 66 2/3% or more of the Falconbridge Shares under the Offer, then Inco would have the ability to control the outcome of Shareholder votes relating to fundamental changes of Falconbridge, including with respect to a Subsequent Acquisition Transaction. By reducing the Minimum Tender Condition from 66 2/3% to 50.01%, however, Inco may initially acquire a number of Falconbridge Shares which is equal to or greater than 50.01% but less than 66 2/3% and there can be no assurance that Inco would ultimately be able to acquire 66 2/3 % or more of the Falconbridge Shares in 2006 or at any time in the future. In these circumstances, there can be no assurance that Inco would be able obtain the level of Shareholder approval required to effect a Subsequent Acquisition Transaction, whether through purchasing additional Falconbridge Shares, obtaining the support of other Shareholders or otherwise.
      If the Minimum Tender Condition is satisfied at less than 66 2/3 % and Inco takes up and pays for Falconbridge Shares deposited under the Offer, Falconbridge would continue as a separate, public company subsidiary of Inco following the completion of the Offer and prior to the completion of a Subsequent Acquisition Transaction. In these circumstances, certain potential transactions between Inco and Falconbridge would be considered “related party transactions” under applicable law (specifically, Rule 61-501 and Policy Q-27) which would, unless an exemption is available, require a formal valuation for the transaction and, in addition to any other required securityholder approval, the approval of a majority of the votes cast by “minority” holders of the affected securities, which would include holders other than Inco and any other person who is a “related party” of Inco, including an affiliate or an insider of Inco and any person acting jointly or in concert therewith. The ability to effect such transactions would also be subject to future negotiations between the respective Boards of Directors of Inco and Falconbridge, and in such negotiations, any representatives of Inco appointed to the Falconbridge Board of Directors would be precluded from voting on such transactions.
      If Inco were unable to complete a Subsequent Acquisition Transaction in a timely manner or at all, then it would be unable to fully integrate the operations of Inco and Falconbridge and, consequently, unless Inco is successful in completing one or more “related party transactions” with Falconbridge, as described above, Inco would be limited in its ability to avail itself of Falconbridge’s cash flows (other than through pro rata distributions to the Falconbridge Shareholders) and in its ability to effect potential transactions with Falconbridge for the purposes of integrating the business and operations of Inco and Falconbridge and, consequently, realizing a significant portion of the synergies otherwise expected to be realized through a combination of Inco and Falconbridge, as originally described in the Circular and updated in Section 1 of the First Variation, “Background to the Increased Offer — Updated Synergies Estimate”. This could materially affect Inco’s earnings, cash flows and financial condition and might adversely affect Inco’s credit rating, and thereby might adversely impact the probability that the Arrangement would be completed.
      If Inco acquires at least 50.01% but less than two-thirds of the Falconbridge Shares, Phelps Dodge may (with Inco’s consent, which may not be unreasonably withheld) postpone the special meeting of Phelps Dodge’s shareholders until Inco has acquired at least two-thirds of the Falconbridge Shares. The special meeting is necessary to obtain the approval of Phelps Dodge’s shareholders of the amendment to Phelps Dodge’s restated certificate of incorporation and the issuance of Phelps Dodge Shares pursuant to the terms of the Arrangement, without which the Arrangement cannot be consummated. If Inco were unable to acquire two-thirds of the Falconbridge Shares under the Offer or otherwise in a timely manner, it could adversely impact the chances of the Arrangement being consummated.

      See Section 6 of this Notice of Variation and Extension, “Amendments to the Combination Agreement between Inco and Phelps Dodge”.
      Management’s expectations with respect to Inco’s ability to effect a Subsequent Acquisition Transaction and its expectations with respect to the realization of certain synergies from the combination of Inco and Falconbridge are subject to various risks and assumptions. See “CAUTION REGARDING FORWARD-LOOKING INFORMATION” above. Also see Section 6 of the Circular, “Risk Factors Related to the Offer” and the Sections of the Second Variation entitled “Risk Factors Relating to the Proposed Combination Transaction” and “Recent Developments — Recent Developments Concerning the Xstrata Offer”.
3.   Extension of the Expiry Time of the Offer
      Inco has extended the Original Offer, as amended or supplemented, by extending the Expiry Time of the Offer from midnight (Vancouver time) on July 24, 2006 to midnight (Vancouver time) on Thursday, July 27, 2006. Accordingly, the definition of “Expiry Date” in the Original Offer, as amended or supplemented, is deleted in its entirety and replaced by the following definition:

“Expiry Date” means Thursday, July 27, 2006 or such other date as is set out in a notice of variation of the Offer issued at any time and from time to time accelerating or extending the period during which Falconbridge Shares may be deposited under the Offer.
4.   No Adjustment to Offer as a Result of Falconbridge Special Dividend
      On July 16, 2006, Falconbridge declared the Falconbridge Special Dividend of Cdn.$0.75 in cash per Falconbridge Share to Shareholders of record as at the close of business (Toronto time) on July 26, 2006, with a payment date of August 10, 2006. Inco has amended the Offer to provide that the consideration under the Offer will not be reduced by the amount of the Falconbridge Special Dividend (which would otherwise have occurred pursuant to the terms of the Offer).
      Inco has accordingly amended the Original Offer, as amended or supplemented, by amending the second paragraph of Section 11 of the Offer, “Adjustments; Liens” by inserting the words, “and other than the cash dividend of Cdn.$0.75 per Falconbridge Share declared by Falconbridge on July 16, 2006 to Shareholders of record on July 26, 2006” after “2005” in the parenthetical “(other than regular quarterly dividends declared by Falconbridge in accordance with its current dividend policy as established in July 2005)”; and has amended Section 3 of the Offer under the subheading “Dividends and Distributions”, in the same manner.
      Shareholders of record on July 26, 2006 will be entitled to receive the Falconbridge Special Dividend irrespective of whether they tender their Falconbridge Shares to the increased Offer. However, Falconbridge Shareholders whose shares are taken up under the current Xstrata Offer prior to its expiry date of July 21, 2006 or prior to July 26, 2006 pursuant to any extension to the Xstrata Offer, will not receive the Falconbridge Special Dividend. In addition, if extended on its existing terms, the value of the Xstrata Offer would be reduced by Cdn.$0.75 as a result of the Falconbridge Special Dividend if Xstrata or its nominee is not the registered owner of such shares on the July 26, 2006 dividend record date. See Section 10 of this Notice of Variation and Extension, “Other Recent Developments — Falconbridge Special Dividend and Adjustment to Xstrata Offer”.
5.   Amendments to the Support Agreement
      On July 16, 2006, Inco entered into a sixth amending agreement (the “Sixth Amendment”) with Falconbridge to amend the Support Agreement originally entered into by Inco and Falconbridge on October 10, 2005, as subsequently amended on January 12, 2006, February 20, 2006, March 21, 2006, May 13, 2006 and June 25, 2006, respectively. This summary of the Sixth Amendment is qualified in its entirety by the full text of the Support Agreement, as amended. The Sixth Amendment was filed by Inco (i) with the Canadian securities regulatory authorities, available at www.sedar.com and (ii) with the SEC, available at www.sec.gov.
Increase in Offer Price
      Under the terms of the Sixth Amendment, Inco agreed to increase the maximum cash consideration offered to holders of Falconbridge Shares pursuant to the Offer to Cdn.$7,080,125,473. As a result, and as more fully described in this Notice of Variation and Extension, Shareholders will be entitled to elect to receive either (a) Cdn.$60.20 in cash for each Falconbridge Share held or (b) 0.80312 of an Inco Share plus Cdn.$0.05 in cash for each Falconbridge Share held, subject, in each case, to proration based upon the maximum amount of cash available and the maximum number of Inco Shares issuable under the Offer.
Reduction of Minimum Tender Condition
      Under the terms of the Sixth Amendment, Falconbridge has acknowledged the reduction of the Minimum Tender Condition from 66 2/3 % to 50.01%, with the result that the Offer is subject to the condition that there have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Falconbridge Shares which, together with any Falconbridge Shares directly or indirectly owned by Inco, constitutes at least 50.01% of the Falconbridge Shares outstanding at the Expiry Time (calculated on a fully-diluted basis).
Consent To Falconbridge Special Dividend
      On July 16, 2006, the Falconbridge Board of Directors declared the Falconbridge Special Dividend of Cdn.$0.75 per Falconbridge Share, to Shareholders of record as at the close of business (Toronto time) on July 26, 2006 with a payment date of August 10, 2006. Inco has consented to the declaration and payment of the Falconbridge Special Dividend under the Support Agreement and agreed that Falconbridge would be permitted to reduce the exercise price of any option outstanding on July 16, 2006 under its stock option plans that are exercised after July 16, 2006 by the amount of the Falconbridge Special Dividend in respect of each Falconbridge Share for which any such option is exercised.
Recommendation of the Board of Directors of Falconbridge
      Falconbridge has confirmed that the Board of Directors of Falconbridge, upon consultation with its financial and legal advisors, has unanimously determined that the increased price under the Offer is fair from a financial point of view to all Shareholders (other than Inco) and that it is in the best interests of Falconbridge for the Offer to be made and for the Board of Directors of Falconbridge to support the transactions contemplated by the Support Agreement, as amended. Accordingly, the Board of Directors of Falconbridge has unanimously approved the making of a recommendation that Shareholders accept the Offer and tender their Falconbridge Shares to the Offer.
6.   Amendments to the Combination Agreement between Inco and Phelps Dodge
      On July 16, 2006, Inco and Phelps Dodge announced that they had entered into the Waiver and Amendment, pursuant to which, among other things, the consideration payable for each Inco Share under the proposed Arrangement involving Inco and Phelps Dodge is increased by Cdn.$2.75 in cash, from (i) Cdn.$17.50 in cash and 0.672 of a Phelps Dodge Share to (ii) Cdn.$20.25 in cash and 0.672 of a Phelps Dodge Share. Upon the completion of the Arrangement, Inco would become a wholly-owned subsidiary of Phelps Dodge.
      The Arrangement is subject to, among other things, approvals from the shareholders of Phelps Dodge, the shareholders of Inco and the Superior Court of Justice (Ontario), respectively. The Arrangement is not conditional upon the completion of Inco’s acquisition of Falconbridge pursuant to the increased Offer. However, under the terms of the Combination Agreement, as amended, if Inco has successfully acquired at least 66 2/3 % of the outstanding Falconbridge Shares and the Arrangement is successfully completed, then Inco, Falconbridge and Phelps Dodge would effectively be combined to create “Phelps Dodge Inco Corporation”, which is expected to be the world’s leading nickel producer, the world’s largest publicly-traded copper producer and a leading producer of molybdenum and cobalt, with its shares listed on the NYSE and the TSX. The proposed combination has the support of the Falconbridge Board of Directors, which has entered into a separate cooperation agreement with Phelps Dodge, described in the Second Variation.
      This summary of the Waiver and Amendment is qualified in its entirety by the full text of the Combination Agreement, as amended. The Waiver and Amendment was filed by Inco (i) with the Canadian securities regulatory authorities and is available at www.sedar.com and (ii) with the SEC and is available at www.sec.gov.
Increased Consideration
      The Waiver and Amendment provides that the consideration payable for each Inco Share under the proposed Arrangement will be increased by Cdn.$2.75 in cash, from Cdn.$17.50 in cash and 0.672 of a Phelps Dodge Share to Cdn.$20.25 in cash and 0.672 of a Phelps Dodge Share. The implied value of the consideration payable to Inco shareholders under the Arrangement has accordingly increased to Cdn.$80.76 per Inco Share, based on the closing price of the Phelps Dodge Shares on the NYSE on July 14, 2006, which was $79.79, or Cdn.$90.05 using an exchange rate of Cdn.$1.1286, being the closing U.S./ Canadian dollar exchange rate of the Bank of Canada on July 14, 2006.
      Pursuant to the terms of the Arrangement, a newly-formed, wholly-owned subsidiary of Phelps Dodge (“Subco”) will acquire all of the Inco Shares such that each outstanding Inco Share (other than (x) Inco Shares held by a holder who has validly exercised its dissent rights or by Phelps Dodge or by any subsidiary of Phelps Dodge and (y) restricted Inco Shares) will be exchanged by the holder thereof for Cdn.$20.25 in cash (the “Cash Amount”) and 0.672 of a Phelps Dodge Share (the “Exchange Ratio”). Each outstanding restricted Inco Share awarded under Inco’s 2001 Key Executive Incentive Plan and 2005 Key Executive Incentive Plan will be exchanged for that number of restricted Phelps Dodge Shares equal to the Exchange Ratio plus the quotient of the Cash Amount divided by the closing price of the Phelps Dodge Shares on the NYSE on the trading day immediately prior to the closing date of the Arrangement expressed in Canadian dollars (such sum, the “Stock Award Exchange Ratio”). Each outstanding option to acquire Inco Shares, whether or not vested, shall be cancelled in exchange for a fully vested option to acquire that number of Phelps Dodge Shares equal to the number of Inco Shares subject to such Inco option multiplied by the Stock Award Exchange Ratio. The exercise price for each Phelps Dodge Share subject to any such converted option will be an amount equal to the quotient of the exercise price per Inco Share subject to such Inco option divided by the Stock Award Exchange Ratio, subject to certain adjustments as set out in the Combination Agreement, as amended.
      Completion of the Arrangement and the consummation of the transactions contemplated by the Combination Agreement, as amended, are proposed to take place following receipt of all shareholder approvals and regulatory clearances, which is generally expected to occur sometime in September 2006.
Amendment to Closing Conditions
      The obligations of Inco and Phelps Dodge to effect the Arrangement and complete the transactions contemplated by the Combination Agreement, as amended are subject to the satisfaction of certain conditions. The Waiver and Amendment also removed Section 8.1(g) of the Combination Agreement, which had provided that the respective obligations of Phelps Dodge and Inco to effect the Arrangement were conditioned on either Inco having completed a Subsequent Acquisition Transaction and having acquired all of the Falconbridge Shares or the Support Agreement having been terminated in accordance with its terms. The Waiver and Amendment added a new condition precedent to the Arrangement in favour of Phelps Dodge that provides that Inco shall have acquired at least 50.01% of the Falconbridge Shares under the Offer and, if Inco shall have acquired at least two-thirds of the Falconbridge Shares, Inco shall have completed a Subsequent Acquisition Transaction in order to acquire any remaining Falconbridge Shares, or that the Support Agreement shall have been terminated in accordance with its terms without Inco having acquired any Falconbridge Shares under the Offer.
Other Amendments
      Pursuant to the Waiver and Amendment, Inco and Phelps Dodge agreed that, in the event that Inco acquires at least 50.01% but less than two-thirds of the Falconbridge Shares, Phelps Dodge may, with the prior consent of Inco (which consent Inco may not unreasonably withhold), postpone the special meeting of Phelps Dodge’s shareholders, which meeting is to be called to consider the amendment to its restated certificate of incorporation and the issuance of Phelps Dodge Shares pursuant to the terms of the Arrangement, until Inco has acquired at least two-thirds of the Falconbridge Shares.
      The Waiver and Amendment amended Section 9.3(b)(vi) of the Combination Agreement to provide that Inco will be required to pay Phelps Dodge a termination payment of $925 million in certain circumstances (increased from $425 million) from and after the date that Inco has acquired at least 50.01% of the Falconbridge Shares. The Combination Agreement had previously provided that such increase was payable from and after the date that Inco had acquired at least two-thirds of the Falconbridge Shares.
      The Waiver and Amendment also amended Section 5.1 of the Combination Agreement to provide that Inco may make market purchases of up to 5% of the Falconbridge Shares outstanding on the date of the Original Offer in accordance with applicable securities laws and Section 12 of the Original Offer.
Consents of Phelps Dodge
      Pursuant to the Waiver and Amendment, Phelps Dodge consented to, among other things, the Cdn.$1.00 increase in the cash consideration offered to Shareholders for each Falconbridge Share under the Offer, assuming full proration, the reduction of the Minimum Tender Condition to 50.01%, and to Inco entering into the Sixth Amendment, including to provide for the Falconbridge Special Dividend.
Implied Look-through Value of the proposed Arrangement involving Inco and Phelps Dodge
      On July 14, 2006, the last trading day on the NYSE prior to the announcement of the increased consideration under the proposed Arrangement involving Inco and Phelps Dodge, the Implied Look-through Value of the total consideration per Falconbridge Share, assuming both the successful completion of the Offer and the Arrangement, was Cdn.$63.47 per Falconbridge Share, based on the closing price of the Phelps Dodge Shares on the NYSE, which was $79.79 on July 14, 2006, or Cdn.$90.05 using an exchange rate of Cdn.$1.1286, being the closing U.S./ Canadian dollar exchange rate of the Bank of Canada on July 14, 2006. The Implied Look-through Value on July 14, 2006, including the value of the Falconbridge Special Dividend, represents a premium of 8.85% over the value of the Xstrata Offer (being Cdn.$59.00 in cash per Falconbridge Share).
      The Implied Look-through Value of the total consideration per Falconbridge Share as at a particular date, assuming the successful completion of both the Offer and the Arrangement and assuming full proration of the consideration under the Offer, means the amount that is equal to the sum of: (i) Cdn.$20.25 multiplied by 0.55676 (ii) Cdn.$18.50; and (iii) the closing price of the Phelps Dodge Shares on that date on the NYSE (converted to Canadian dollars at the closing U.S./Canadian dollar exchange rate of the Bank of Canada on that date) multiplied by the exchange ratio of 0.672 and further multiplied by 0.55676. The Implied Look-through Value is based on various assumptions, including the successful completion of both the Offer and the Arrangement, the U.S./ Canadian dollar exchange rate as of a given date and the trading price of the Phelps Dodge Shares on a given date which, for the purpose of the illustration above, was with reference to July 14, 2006, and is subject to various risks, including changes in the market price of the Phelps Dodge Shares and fluctuations in the U.S./ Canadian dollar exchange rate. See “CAUTION REGARDING FORWARD-LOOKING INFORMATION”. Also see Section 6 of the Circular, “Risk Factors Related to the Offer” and the section of the Second Variation entitled “Risk Factors Relating to the Proposed Combination Transaction”.
7.   Source of Funds for Offer to Acquire Falconbridge
      Inco intends to finance the cash payable in connection with the Offer through the committed loan facilities previously described in the Offer and Circular, as amended and supplemented, available cash on hand and through the issuance of convertible subordinated notes to Phelps Dodge pursuant to the Note Purchase Agreement previously described in the Offer and Circular, as amended and supplemented.
8.   Revised Selected Inco Pro Forma Consolidated Financial Information
      The following is an updated version of, and replacement for, the selected pro forma consolidated financial information previously contained in the Offer and Circular, as amended or supplemented, and should be read in conjunction with Inco’s unaudited pro forma consolidated financial statements, the accompanying notes thereto and the compilation report of PricewaterhouseCoopers LLP thereon, included in this Notice of Variation and Extension. The pro forma consolidated balance sheet has been prepared from the unaudited consolidated balance sheet of the Offeror and Falconbridge as at March 31, 2006 and gives pro forma effect to the successful completion of the Offer (including any Compulsory Acquisition or Subsequent Acquisition Transaction) as if the transactions occurred on March 31, 2006. The pro forma consolidated statements of earnings for the year ended December 31, 2005 and the three month period ended March 31, 2006 have been prepared, respectively, from the audited consolidated statement of earnings of the Offeror and Falconbridge for the year ended December 31, 2005 and the unaudited interim consolidated statement of earnings of the Offeror and Falconbridge for the three month period ended March 31, 2006, and gives pro forma effect to the successful completion of the Offer (including any Compulsory Acquisition or Subsequent Acquisition Transaction) as if the transactions occurred on January 1, 2005.
      The selected pro forma consolidated financial information is not intended to be indicative of the operating results or financial condition of the consolidated entities that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from the pro forma information presented below. The pro forma consolidated financial information does not reflect and does not give effect to (1) any special items such as payments pursuant to change of control provisions or integration costs which may be incurred as a result of the acquisition, or (2) operating efficiencies, cost savings and synergies that are expected to result from the acquisition, and no adjustments have been made to eliminate historical sales between Inco and Falconbridge as the amounts are not considered significant.

	Three Months Ended		Year Ended
	March 31		December 31

	Inco	Pro forma	Inco	Pro forma
(in millions of $)	2006	2006	2005	2005

Statement of Earnings Data
Revenues	$1,211	$3,901	$4,518	$11,893
Total costs and operating expenses	886	3,096	3,284	9,977
Earnings before minority interest	220	544	909	1,344
Minority interest	18	24	73	83
Net earnings	202	520	836	1,253

	As at March 31

	Inco	Pro forma
(in millions of $)	2006	2006

Balance Sheet Data
Cash and cash equivalents	$751	$873
Other current assets	1,925	5,856
Property, plant and equipment and other non-current assets	9,575	36,512
Current liabilities excluding current portion of long-term debt	1,132	2,933
Long-term debt, including current portion	1,915	11,207
Other long-term liabilities	3,053	8,474
Minority interest	768	1,150
Total shareholders’ equity	5,383	19,477
9.   Information Concerning Phelps Dodge
Additional Phelps Dodge Documents Incorporated by Reference
      In addition to the documents referred to in the section of the Second Variation entitled “Information Concerning Phelps Dodge — Phelps Dodge Documents Incorporated by Reference”, any documents of the following type filed by Phelps Dodge with a securities regulatory authority in Canada on SEDAR after the date of this Notice of Variation and Extension and prior to the termination of the Offer shall be deemed to be incorporated by reference into, and form an integral part of, the Circular: financial information about Phelps Dodge contained in a press release disseminated by or on behalf of Phelps Dodge relating to an annual or quarterly financial period more recent than Phelps Dodge’s annual or interim financial statements (and, for greater certainty, only the financial information in such press release, and no other information shall be deemed to be so incorporated).
      Selected unaudited pro forma consolidated financial information was filed by Phelps Dodge with Canadian securities regulatory authorities on SEDAR and incorporated by reference into the Second Variation and accordingly does not reflect the increased consideration under the Offer, the increased consideration under the proposed Arrangement, or the related increase in indebtedness of each of Inco and Phelps Dodge. Inco understands that following the date of this Notice of Variation and Extension, Phelps Dodge intends to file with securities regulatory authorities in Canada on SEDAR updated selected unaudited pro forma consolidated financial information giving effect to the successful completion of the increased Offer (including any Compulsory Acquisition or Subsequent Acquisition Transaction), Phelps Dodge’s increased offer for Inco and related increase in indebtedness and the successful completion of the Arrangement and the transactions contemplated by the Combination Agreement, as amended, as if such transaction had occurred on March 31, 2006 for the purposes of the pro forma consolidated balance sheet information and as at January 1, 2005 for the purposes of the pro forma consolidated statements of earnings for the year ended December 31, 2005 and the three month period ended March 31, 2006, which, when so filed, shall be deemed to be incorporated by reference into and form and integral part of, the Offer and Circular.
Source of Funds for Increased Cash Payable under Phelps Dodge’s Revised Offer to Acquire Inco
      Phelps Dodge has advised Inco that it has increased its previously disclosed financing arrangements in an amount sufficient to fund the increased cash component of its offer to acquire Inco.
10. Other Recent Developments
      In addition to the items discussed above under “Amendments to the Support Agreement” and “Amendments to the Combination Agreement between Inco and Phelps Dodge”, since the date of the Fourth Extension, the following recent developments have occurred regarding Inco.

Falconbridge Special Dividend
      On July 16, 2006, the Falconbridge Board of Directors declared the Falconbridge Special Dividend, being a special dividend in the amount of Cdn.$0.75 payable to Shareholders of record as at the close of business (Toronto time) on July 26, 2006, with a payment date of August 10, 2006.
      Section 9 of the Xstrata Offer provides that should Falconbridge make any declaration or payment of any dividends other than “Regular Dividends” on or after the date of the Xstrata Offer, the purchase price per Falconbridge Share payable by Xstrata pursuant to the Xstrata Offer in cash will be reduced by the amount of any such dividend. “Regular Dividends” are defined in the Xstrata Offer as being regular quarterly cash dividends declared by Falconbridge in accordance with its current publicly disclosed dividend policy prior to the date of the first take up of Falconbridge Shares by Xstrata under the Xstrata Offer.
      As a result of this provision, the Xstrata Offer would, if extended on its current terms, be reduced by Cdn.$0.75 as of the July 26, 2006 record date in respect of Falconbridge Shares acquired by it pursuant to its offer to the extent that Xstrata or its nominee is not the registered owner of such shares as of that date.
Recent Developments Concerning Teck’s Offer for Inco
      The unsolicited offer by Teck Cominco Limited (“Teck”) to purchase all of the common shares of Inco that it does not already own (the “Teck Offer”) remains outstanding. On July 14, 2006, the Ontario Securities Commission issued a Notice of Hearing to consider an application by Teck for an order to cease trade and, in effect, invalidate Inco’s shareholder rights plan. The hearing is currently scheduled to take place on Friday, July 21, 2006.
      Inco’s Board of Directors has unanimously recommended that Inco’s shareholders reject the Teck Offer and not tender their Inco Shares to the Teck Offer. Inco has delivered a Directors’ Circular to its shareholders and filed a Solicitation/ Recommendation Statement on Schedule 14D-9 with the SEC in connection with the Teck Offer.
      IMPORTANT INFORMATION FOR INVESTORS CONCERNING THE TECK OFFER

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S DIRECTORS’ CIRCULAR AND SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE SEC ON MAY 31, 2006, AND AMENDMENTS INCO HAS FILED TO SUCH STATEMENT AS WELL AS ADDITIONAL AMENDMENTS THAT INCO MAY FILE THERETO, AS THEY CONTAIN, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION.
     Investors and securityholders may obtain copies of the Directors’ Circular and Solicitation/ Recommendation Statement and other public filings made from time to time by Inco with the SEC free of charge at the SEC’s web site, www.sec.gov. In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting the Dealer Manager or the Information Agent at the toll-free numbers set out on the back cover of this Notice of Variation and Extension or by contacting Inco’s media or investor relations departments.

Price Range and Trading Volume of Inco Shares
      The following table sets forth, for the periods indicated, the reported high and low trading prices and the aggregate volume of trading of the Inco Shares on the TSX and NYSE:

	TSX			NYSE

	High	Low	Volume	High	Low	Volume

	(Cdn.$)	(Cdn.$)	(#)	($)	($)	(#)
2006
January	58.07	50.06	30,227,244	51.28	43.00	44,056,400
February	58.80	53.20	32,188,789	51.17	46.30	39,842,700
March	59.48	53.26	36,105,748	52.01	45.73	53,240,200
April	64.92	59.30	25,672,919	56.98	50.79	47,632,400
May	76.51	61.89	72,859,607	69.55	55.80	95,279,500
June	73.50	63.68	58,902,805	66.24	56.84	58,584,100
July (1-14)	76.36	72.96	22,028,599	67.43	65.01	17,982,200
      On July 14, 2006, the closing price for the Inco Shares was Cdn.$74.89 on the TSX and $66.25 on the NYSE.
Price Range and Trading Volume of Falconbridge Shares
      The following table sets forth, for the periods indicated, the reported high and low trading prices and the aggregate volume of trading of the Falconbridge Shares on the TSX and NYSE:

	TSX			NYSE

	High	Low	Volume	High	Low	Volume

	(Cdn.$)	(Cdn.$)	(#)	($)	($)	(#)
2006
January	38.49	34.11	47,411,567	33.57	29.33	2,393,800
February	38.40	35.35	47,070,643	33.58	30.53	5,239,500
March	41.09	36.95	44,860,061	35.54	31.85	3,800,000
April	45.06	41.25	34,870,140	39.96	35.21	3,809,900
May	55.94	44.54	111,264,133	50.22	40.28	9,971,500
June	58.80	53.90	97,807,672	52.85	48.41	9,055,900
July (1-14)	61.00	58.70	54,973,002	54.03	52.10	4,360,200
      On July 14, 2006, the closing price for the Falconbridge Shares was Cdn.$61.00 on the TSX and $54.03 on the NYSE.

Price Range and Trading Volume of Phelps Dodge Shares
      The following table sets forth, for the periods indicated, the reported high and low trading prices and the aggregate volume of trading of the Phelps Dodge Shares on the NYSE:

	NYSE

	High	Low	Volume

	($)	($)	(#)
2006
January	81.85	68.25	131,802,400
February	82.60	68.94	129,851,000
March	81.48	66.45	119,323,900
April	91.39	81.86	102,151,700
May	99.16	79.80	178,073,700
June	86.94	74.30	212,265,800
July (1-14)	83.67	79.05	46,208,300
      On July 14, 2006, the closing price for the Phelps Dodge Shares was $79.79 on the NYSE.
Nickel and Copper Market Updates
      The London Metal Exchange (“LME”) benchmark cash nickel price was $28,975 per tonne ($13.14 per pound) on July 14, 2006. For the second quarter, the average LME cash nickel price rose to a record of $20,036 per tonne ($9.09 per pound), as compared with a first quarter 2006 average of $14,811 per tonne ($6.72 per pound). The LME benchmark cash nickel price set a record high of $29,600 per tonne ($13.43 per pound) on July 12, 2006.
      The LME benchmark cash copper price was $8,151 per tonne ($3.70 per pound) on July 14, 2006. For the second quarter, the average LME cash copper price rose to a record of $7,251 per tonne ($3.29 per pound), as compared with a first quarter 2006 average of $4,944 per tonne ($2.24 per pound). The LME benchmark cash copper price set a record of $8,788 per tonne ($3.99 per pound) on May 12, 2006.
      Management’s expectations with respect to prices and the supply and demand for nickel and copper are subject to various risks and assumptions. See “CAUTION REGARDING FORWARD-LOOKING INFORMATION” above.
11. Withdrawal of Deposited Falconbridge Shares
      Except as otherwise provided herein or in Section 4 of the Offer to Purchase, “Withdrawal Rights”, all deposits of Falconbridge Shares to the Offer will be irrevocable. Unless otherwise required or permitted by applicable Laws, any Falconbridge Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Falconbridge Shares have been taken up by Inco pursuant to the Offer;

(b)	if the Falconbridge Shares have not been paid for by Inco within three business days after having been taken up; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)	a notice of change relating to a change in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Inco Shares), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Falconbridge Shares where the Expiry Time is not extended for more than 10 days);

is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Shares have not been taken up by the Offeror at the date of the notice.
      Withdrawals may not be rescinded and any Falconbridge Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn Falconbridge Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 3 of the Offer to Purchase, “Manner of Acceptance”.
      Shareholders are referred to Section 4 of the Offer to Purchase, “Withdrawal Rights”, for a description of the procedures for exercising the right to withdraw Falconbridge Shares deposited under the Offer.
12. Take-Up of and Payment for Deposited Falconbridge Shares
      Upon the terms and subject to the conditions of the Offer (including, without limitation, the conditions specified in Section 5 of the Offer to Purchase, “Conditions of the Offer”, and, if the Offer is further extended or varied, the terms and conditions of any such extension or variation), Inco will take up Falconbridge Shares validly deposited under the Offer and not withdrawn pursuant to Section 4 of the Offer to Purchase, “Withdrawal Rights”, not later than 10 calendar days after the Expiry Time and will pay for the Falconbridge Shares taken up as soon as possible, but in any event not later than three business days after taking up the Falconbridge Shares. Any Falconbridge Shares deposited under the Offer after the date on which Inco first takes up Falconbridge Shares will be taken up and paid for not later than 10 days after such deposit.
      Shareholders are referred to Section 6 of the Offer to Purchase, “Take-Up of and Payment for Deposited Shares”, for details as to the take-up of and payment for Falconbridge Shares under the Offer.
13. Variations to the Original Offer
      The Offer and Circular, the First Extension, the Second Extension, the Third Extension, the Fourth Extension, the First Variation, the Second Variation, the replacement Letter of Transmittal and the replacement Notice of Guaranteed Delivery shall be read together with this Notice of Variation and Extension in order to give effect to the variations in the terms and conditions of the Offer and the changes in information to the Offer and Circular set forth in this Notice of Variation and Extension.
14. Offerees’ Statutory Rights
      Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

15. Registration Statements Filed with the SEC
      Registration Statements on Form F-8 under the U.S. Securities Act have been filed, which cover the Inco Shares to be issued pursuant to the Offer. The Offer and Circular do not contain all of the information set forth in the Registration Statements. Reference is made to the Registration Statements and the exhibits thereto for further information. In addition to the documents listed under the heading “Documents Filed as Part of the Registration Statement” on page 64 of the Offer and Circular (which Section is separate from and not part of the “Experts” section that immediately precedes it) and the documents listed under the heading “Registration Statement Filed with the SEC” in each of the First Extension, the Second Extension, the Third Extension, the Fourth Extension, the First Variation and the Second Variation, respectively, the Sixth Amendment and the Waiver and Amendment have been filed with the SEC as part of the Registration Statements on Form F-8.
16. Directors’ Approval
      The contents of this Notice of Variation and Extension have been approved, and the sending of this Notice of Variation and Extension to the Shareholders has been authorized, by the Board of Directors of Inco.

AUDITORS’ CONSENT
      We have read the Notice of Variation and Extension of Inco Limited dated July 16, 2006 (the “Notice of Variation and Extension”) relating to the Offer and Circular furnished with Inco Limited’s Offer dated October 24, 2005 (the “Offer and Circular”), as amended by the Notice of Extension dated December 14, 2005, the Notice of Extension dated January 19, 2006, the Notice of Extension dated February 27, 2006, the Notice of Variation dated May 29, 2006, the Notice of Variation and Extension dated June 29, 2006, the Notice of Extension dated July 13, 2006 and the Notice of Variation and Extension dated July 16, 2006, to purchase all of the issued and outstanding common shares of Falconbridge Limited. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the incorporation by reference in the Offer and Circular, as amended or supplemented, of our report to the shareholders of Inco Limited on the audited consolidated financial statements of Inco Limited as at December 31, 2005, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as at December 31, 2005. Our report is dated February 28, 2006.
      We also consent to the inclusion in the Notice of Variation and Extension of our compilation report dated July 16, 2006 to the Board of Directors of Inco Limited on the pro forma consolidated balance sheet as at March 31, 2006 and the pro forma consolidated statements of earnings for the three months then ended and for the year ended December 31, 2005.

Toronto, Ontario	(Signed) PricewaterhouseCoopers llp

July 16, 2006	Chartered Accountants

SCHEDULE A
INCO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

NOTE: The following compilation report is provided solely in order to comply with applicable requirements of Canadian securities laws. It should be noted that to report in accordance with Public Company Accounting Oversight Board Auditing Standards (PCAOBAS) on a compilation of pro forma financial statements an examination greater in scope than that performed under Canadian standards would be required.

July 16, 2006
To the Board of Directors of Inco Limited
      We have read the accompanying unaudited pro forma consolidated balance sheet of Inco Limited (the “Company”) as at March 31, 2006 and the unaudited pro forma consolidated statements of earnings for the three months then ended and for the year ended December 31, 2005, and have performed the following procedures.

1.	Compared the figures in the columns captioned “Inco” to the unaudited consolidated financial statements of the Company as at March 31, 2006 and for the three months then ended, and the audited consolidated financial statements of the Company for the year ended December 31, 2005, respectively, and found them to be in agreement.

2.	Compared the figures in the columns captioned “Falconbridge” to the unaudited consolidated financial statements of Falconbridge Limited as at March 31, 2006 and for the three months then ended and the audited consolidated financial statements of Falconbridge Limited for the year ended December 31, 2005, respectively, and found them to be in agreement.

3.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

The officials:

(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

4.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Inco” and “Falconbridge” as at March 31, 2006 and for the three months then ended, and for the year ended December 31, 2005, and found the amounts in the column captioned “Pro forma Inco” to be arithmetically correct.

      Pro forma financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
(Signed) PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

     The following unaudited pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial condition of the consolidated entities that would have been achieved if the offer made by Inco Limited (“Inco”) to purchase all of the outstanding common shares of Falconbridge Limited (“Falconbridge”) dated October 24, 2005, as extended December 14, 2005, January 19, 2006, February 27, 2006 and July 13, 2006, and amended on May 29, 2006 and June 29, 2006 (collectively, the “Offer”) had been completed during the periods presented, nor is the selected pro forma consolidated financial information necessarily indicative of the future operating results or financial position of the consolidated entities. The pro forma consolidated financial information does not reflect and does not give effect to (1) any special items such as payments pursuant to change of control provisions or integration costs which may be incurred as a result of the acquisition, or (2) operating efficiencies, cost savings and synergies that are expected to result from the acquisition, and no adjustments have been made to eliminate historical sales between Inco and Falconbridge as the amounts are not considered significant. The pro forma consolidated financial statements have been prepared on the assumption that the Nikkelverk refinery, related marketing organizations and working capital would be sold to LionOre Mining International Ltd. in accordance with the remedy agreed by the United States Department of Justice and European Commission. The pro forma consolidated financial information have been prepared using assumptions determined by management and are independent of the assumptions that may have been made by Phelps Dodge Corporation (“Phelps Dodge”) in the preparation of its pro forma financial statements giving effect to the business combination of either Phelps Dodge, Inco and Falconbridge or Phelps Dodge and Inco.

INCO LIMITED
PRO FORMA CONSOLIDATED BALANCE SHEET
As at March 31, 2006
(unaudited)
(millions of US dollars)

			Pro Forma
			Adjustments	Pro Forma
	Inco	Falconbridge	(Notes 3(a)(k)(l))	Inco

ASSETS
Current assets
Cash and cash equivalents	$751	$1,000	$(878)	$873
Accounts receivable	734	1,269	(65)	1,938
Inventories	1,105	1,788	689	3,582
Other	86	—	250	336

Total current assets	2,676	4,057	(4)	6,729
Unallocated purchase price	—	—	7,555	7,555
Property, plant and equipment and other non-current assets	9,575	8,819	10,563	28,957

Total assets	$12,251	$12,876	$18,114	$43,241

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Long-term debt due within one year	$75	$853	$2,100	$3,028
Other current liabilities	1,132	1,668	133	2,933

Total current liabilities	1,207	2,521	2,233	5,961
Other liabilities
Long-term debt	1,840	2,910	3,429	8,179
Deferred income and mining taxes	2,018	1,264	3,007	6,289
Other long-term liabilities	1,035	651	499	2,185

Total liabilities	6,100	7,346	9,168	22,614

Minority interest	768	56	326	1,150

Shareholders’ equity
Convertible debt	351	—	—	351

Common shareholders’ equity
Common shares issued and outstanding	3,034	4,296	9,720	17,050
Preferred shares	—	326	(326)	—
Warrants	62	—	—	62
Contributed surplus	577	41	37	655
Retained earnings	1,359	571	(571)	1,359
Currency translation account	—	240	(240)	—

	5,032	5,474	8,620	19,126

Total shareholders’ equity	5,383	5,474	8,620	19,477

Total liabilities and shareholders’ equity	$12,251	$12,876	$18,114	$43,241

INCO LIMITED
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
Three months ended March 31, 2006
(unaudited)
(millions of US dollars)

			Pro Forma		Pro Forma
	Inco	Falconbridge	Adjustments	Note 3	Inco

Revenues
Net sales	$1,211	$2,858	$(168)	k	$3,901

Cost and operating expenses (income)
Cost of sales and other expenses, excluding depreciation, depletion and amortization	733	1,950	(122)	b,c,f,k	2,561
Depreciation, depletion and amortization	68	169	42	d,k	279
Selling, general and administrative	47	24	6	e	77
Research, development and exploration	23	11	—		34
Currency translation adjustments	(3)	—	—		(3)
Interest expense	18	32	98	g,k	148

	886	2,186	24		3,096

Other income, net	8	14	—		22

Earnings before income and mining taxes and minority interest	333	686	(192)		827
Income and mining taxes	113	222	(52)	i,k	283

Earnings before minority interest	220	464	(140)		544
Minority interest	18	2	4	h	24

Net earnings	202	462	(144)		520
Dividends on preferred shares	—	6	(6)	j	—

Net earnings applicable to common shares	$202	$456	$(138)		$520

Net earnings per common share
Basic	$1.05				$1.29

Diluted	$0.91				$1.18

INCO LIMITED
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
Year ended December 31, 2005
(unaudited)
(millions of US dollars)

			Pro Forma		Pro Forma
	Inco	Falconbridge	Adjustments	Note 3	Inco

Revenues
Net sales	$4,518	$8,148	$(773)	k	$11,893

Cost and operating expenses (income)
Cost of sales and other expenses, excluding depreciation, depletion and amortization	2,633	5,773	(552)	b,c,f,k	7,854
Depreciation, depletion and amortization	256	555	209	d,k	1,020
Selling, general and administrative	207	80	25	e	312
Research, development and exploration	78	59	—		137
Currency translation adjustments	59	—	—		59
Interest expense	26	152	392	g,k	570
Asset impairment charge	25	—	—		25

	3,284	6,619	74		9,977

Other income, net	83	17	—		100

Earnings before income and mining taxes and minority interest	1,317	1,546	(847)		2,016
Income and mining taxes	408	511	(247)	i,k	672

Earnings before minority interest	909	1,035	(600)		1,344
Minority interest	73	155	(145)	h,k	83

Net earnings from continuing operations	836	880	(455)		1,261
Loss on discontinued operations, net of tax	—	8	—		8

Net earnings	836	872	(455)		1,253
Dividends on preferred shares	—	17	(17)	j	—

Net earnings applicable to common shares	$836	$855	$(438)		$1,253

Net earnings per common share
Basic	$4.41				$3.13

Diluted	$3.75				$2.85

INCO LIMITED
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(tabular amounts in millions of US dollars, except per share amounts)

1.	BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements of Inco Limited (“Inco”) have been prepared in accordance with generally accepted accounting principles in Canada. These unaudited pro forma consolidated financial statements are based upon and, should be read in conjunction with, the audited consolidated financial statements of Inco and Falconbridge Limited (“Falconbridge”) as at and for the year ended December 31, 2005, and the unaudited interim consolidated financial statements of Inco and Falconbridge as at and for the three months ended March 31, 2006, including the related notes thereto. Adjustments related to the proposed divesture of Nikkelverk (see Note 3(k) below) are based upon unaudited pro forma financial data of Nikkelverk provided by Falconbridge.

The unaudited pro forma consolidated financial statements have been prepared assuming that the acquisition of Falconbridge had been completed as of January 1, 2005 for the consolidated statements of earnings and as of March 31, 2006 for the consolidated balance sheet.

These unaudited pro forma consolidated financial statements are not intended to reflect the financial position and results of operations which would have actually resulted had the transaction and other adjustments been effected on the dates indicated. Further, the pro forma results of operations are not necessarily indicative of the results of operations that may be obtained by Inco in the future.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited consolidated financial statements of Inco for the year ended December 31, 2005 which, based on publicly available information, are assumed to be substantially similar to the significant accounting policies as set out in the audited consolidated financial statements of Falconbridge for the year ended December 31, 2005 and the unaudited consolidated financial statements for the three months ended March 31, 2006. Upon consummation of the transaction, the accounting policies will be formally conformed and it is possible that adjustments may result.

3.	Pro Forma Adjustments and Assumptions

The pro forma consolidated financial statements include the following pro forma assumptions and adjustments:

(a)	The acquisition is accounted for using the purchase method of accounting, whereby Falconbridge’s assets and liabilities are revalued to their fair value and its shareholders’ equity is eliminated. Inco’s assets and liabilities are not revalued. With the exception of Nikkelverk (see Note 6), the pro forma adjustments reflect Inco’s acquisition of 100 per cent of Falconbridge’s net assets at their fair values as at March 31, 2006 and the accounting for Falconbridge as a wholly-owned subsidiary of Inco. Falconbridge’s interests in joint ventures in which it has joint control are reflected using the proportionate consolidation method.

The determination of the purchase price, based on management’s preliminary estimate, is as follows:
                  Purchase Price

Consideration in Inco common shares	$14,016
Consideration in Inco options issued	78
Cash	6,280
Transaction costs	200

Total	$20,574

The purchase price was calculated using a price of $66.45 for each Inco common share issued, which represents the volume — weighted average trading price of the Inco common shares on the Toronto Stock Exchange over the two day trading period extending from July 13 to July 14, 2006, being the two trading days before the date of announcement of Inco’s increased Offer. The purchase price does not adjust for any payments which may be required in respect of shareholders exercising dissent rights in respect of any subsequent acquisition transaction undertaken by Inco. The cash portion of the purchase price will be financed primarily through $5.5 billion of committed senior loan facilities and the remainder from the convertible subordinated notes (see Notes 3(g) and 6) and Inco’s cash balances.

The allocation of the purchase price, based on management’s preliminary estimate, is as follows:

                  Allocation of Purchase Price

		Fair Value	Purchase Price
	Book Value	Increment	Allocation

Assets
Cash and cash equivalents	$802	$—	$802
Accounts receivable	1,269	—	1,269
Inventories	1,788	889	2,677
Unallocated purchase price	—	7,507	7,507
Property, plant and equipment and other non-current assets	8,819	11,223	20,042

Total assets	$12,678	$19,619	$32,297

Liabilities
Long-term debt due within one year	$853	$—	$853
Other current liabilities	1,668	125	1,793
Long-term debt	2,910	129	3,039
Deferred income and mining taxes	1,264	3,246	4,510
Other long-term liabilities	651	495	1,146
Minority interest	382	—	382

Total liabilities	$7,728	$3,995	$11,723

Total net assets purchased	$4,950	$15,624	$20,574

The book value of Falconbridge, as shown above:

•	reflects Falconbridge’s stated book values as at March 31, 2006;

•	reflects an adjustment to cash to reflect the assumed exercise of vested Falconbridge stock options;

•	reflects the reclassification of the equity portion of Falconbridge’s outstanding preferred shares to minority interest; and

•	assumes that the net assets of Nikkelverk are sold upon Inco’s acquisition of Falconbridge (see Note 6).

•	Reflects the special dividend of Cdn.$0.75 per common share payable to Falconbridge shareholders of record on July 26, 2006, which Falconbridge declared on July 16, 2006.

This allocation is based upon preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed above in the assumed pro forma purchase price allocation due to the changes in fair values of the assets and liabilities between March 31, 2006 and the date of the transaction and as further analysis is completed. The actual allocation of the purchase price may result in different adjustments in the consolidated statement of earnings.

To the extent that the unallocated purchase price is not allocated to the assets acquired and liabilities assumed in the final purchase price allocation, the balance will represent goodwill. This goodwill reflects the substantial synergies available to Inco as a result of the acquisition.

(b)	The adjustment to cost of sales and other expenses reflects the elimination of deferred gains on derivative contracts on the pro forma consolidated statements of earnings. The deferred gains arise from derivative contracts that qualified for hedge accounting and were realized as a reduction of the cost of operations over the original delivery schedule of contracts. The gains would not have been realized in the year ended December 31, 2005 and the three months ended March 31, 2006 since the purchased derivative contracts would have been fair valued as of January 1, 2005.

(c)	The adjustment to cost of sales and other expenses reflects the elimination of amortized past service costs and amortized net actuarial losses relating to post retirement benefits which were expensed in the year ended December 31, 2005 and the three months ended March 31, 2006.

(d)	The adjustment represents the amortization of the preliminary fair value increment allocated to operating capital assets. The pro forma amortization excludes the total amount of the purchase price allocation not subject to amortization of approximately $8.5 billion representing the unallocated purchase price and amounts allocated to non-operating assets. On finalization of the purchase price allocation, if this amount is allocated to operating assets, pro forma amortization would change by approximately $370 million, before taxes, for the year ended December 31, 2005 and by $92 million for three months ended March 31, 2006. Pro forma amortization and the above-noted sensitivity have been based on a remaining weighted average estimated economic life of 23 years, and a reduction of one year in the weighted average estimated economic life would alter pro forma amortization by $18 million, before taxes, for the year ended December 31, 2005 and by $5 million for three months ended March 31, 2006.

(e)	The adjustment to selling, general and administrative expenses reflects the expense relating to the unvested stock options to be issued pursuant to the acquisition of Falconbridge.

(f)	The adjustment to cost of sales and other expenses reflects the amortization of the allocation of the purchase price to equity accounted investments.

(g)	The adjustment to interest expense primarily assumes the issuance of $6.1 billion of debt in connection with the acquisition of Falconbridge and the amortization of the fair market value increment related to the Falconbridge debt. The debt issuance is currently assumed to be comprised of (1) $5.5 billion from Inco’s credit facilities and (2) $0.6 billion from the issuance of convertible subordinated notes due April 1, 2012 (“Notes”), which may be issued, at Inco’s option, to Phelps Dodge Corporation. The Notes are convertible into Inco common shares at a conversion rate equal to 95 per cent of the average closing price of the Inco common shares on the NYSE over the five trading days preceding the date of conversion provided, however, that the Notes may not be converted (i) prior to the six-month anniversary of the issuance of the Notes or (ii) if the holder of the Notes and its affiliates would own, together with any persons acting jointly or in concert with the holder and its affiliates, after such conversion, an aggregate of more than 20% of the then outstanding Inco common shares. The payment of interest on the Notes may be deferred by Inco until stated maturity. At stated maturity, the Notes will be payable in cash, common shares of Inco or a combination thereof.

(h)	The adjustment reflects the elimination of the Falconbridge minority interest in earnings assuming that Falconbridge and Noranda Inc. were amalgamated at January 1, 2005.

(i)	The adjustment reflects the tax effect on the above adjustments.

(j)	The adjustment reflects the reclassification of preferred share dividends to minority interest.

(k)	In addition to the above, various adjustments were made to (1) adjust the balance sheet to remove the carrying value of Nikkelverk; (2) adjust earnings to take into account the new agreements entered into in association with such sale (see Note 6 below); and (3) reflect the sale proceeds of cash of $400 million and LionOre common shares initially valued at approximately $250 million in the balance sheet. The sale of Nikkelverk was a necessary condition in order to obtain regulatory clearance of the acquisition of Falconbridge pursuant to the Offer by both the US Department of Justice and the European Commission. The unaudited pro forma financial data to effect these adjustments were prepared by Falconbridge and are as follows:

                  Statement of earnings data

	Three Months Ended	Year Ended
	March 31, 2006	December 31, 2005

Decrease in net sales	$168	$773
Decrease in cost of sales and other expenses, excluding depreciation, depletion and amortization	117	595
Decrease in depreciation, depletion and amortization	4	15
Increase in interest expense	1	2
Decrease in other income	—	2
Decrease in income and mining taxes	4	24
                  Balance sheet data

March 31, 2006

Assets
Decrease in accounts receivable	$65
Decrease in inventories	200
Decrease in property, plant and equipment and other non-current assets	373
Liabilities
Decrease in other current liabilities	45
Decrease in deferred income and mining taxes	62
Increase in other long-term liabilities	4

(l)	On March 16, 2006, Falconbridge announced its intention to redeem $500 million of its junior preference shares (Series 1, 2 and 3). The junior preference shares were redeemed on April 26, 2006 from holders of record on March 22, 2006. On May 18, 2006, Falconbridge announced that it intends to redeem the remaining balance of its outstanding junior preference shares (Series 1, 2 and 3) for a total of approximately $253 million. The junior preference shares were redeemed on June 28, 2006 and internal cash resources were used to fund the redemptions. The adjustment reflects these redemptions on the balance sheet.

4.	Items not Adjusted

The pro forma consolidated financial information does not reflect and does not give effect to (1) any special items such as payments pursuant to change of control provisions or integration costs which may be incurred as a result of the acquisition, or (2) operating efficiencies, cost savings and synergies that are expected to result from the acquisition, and no adjustments have been made to eliminate historical sales between Inco and Falconbridge as the amounts are not considered significant.

5.	Pro Forma Earnings Per Share

Earnings per share computation for the three months ended March 31, 2006

Basic pro forma earnings per share computation
Numerator:
Pro forma net earnings	$520

Pro forma earnings applicable to common shares	$520

Denominator (thousands of shares):
Weighted-average Inco shares outstanding	192,704
Common shares issued to Falconbridge shareholders	210,916

Pro forma weighted-average common shares outstanding	403,620

Basic pro forma earnings per common share	$1.29

Diluted pro forma earnings per share computation
Numerator:
Pro forma net earnings	$520
Dilutive effects of convertible instruments	9

Pro forma net earnings applicable to common shares, assuming Dilution	$529

Denominator (thousands of shares):
Pro forma Inco shares outstanding	403,620
Dilutive effect of securities:
Convertible instruments	39,734
Stock options	1,049
Warrants	5,022
Stock options issued on transaction	553

Pro forma weighted-average common shares outstanding	449,978

Diluted pro forma earnings per share	$1.18

Earnings per share computation for the year ended December 31, 2005

Basic pro forma earnings per share computation
Numerator:
Pro forma net earnings	$1,253

Pro forma earnings applicable to common shares	$1,253

Denominator (thousands of shares):
Weighted-average Inco shares outstanding	189,425
Common shares issued to Falconbridge shareholders	210,916

Pro forma weighted-average common shares outstanding	400,341

Basic pro forma earnings per common share	$3.13

Diluted pro forma earnings per share computation
Numerator:
Pro forma net earnings	$1,253
Dilutive effects of convertible debentures	34

Pro forma net earnings applicable to common shares, assuming Dilution	$1,287

Denominator (thousands of shares):
Pro forma Inco shares outstanding	400,341
Dilutive effect of securities:
Convertible debentures	46,120
Stock options	1,008
Warrants	4,218
Stock options issued on transaction	461

Pro forma weighted-average common shares outstanding	452,148

Diluted pro forma earnings per share	$2.85

The above calculations for Inco common shares issue to Falconbridge shareholders represent shares issued in respect of Falconbridge’s currently outstanding common shares and vested stock options.

6.	Subsequent Events

On June 26, 2006, Inco and Phelps Dodge Corporation (“Phelps Dodge”) announced that they had entered into an agreement (the “Combination Agreement”) under which a newly-formed, wholly-owned subsidiary of Phelps Dodge will acquire all of the outstanding common shares of Inco under a plan of arrangement (the “Arrangement”) for a combination of cash and common shares of Phelps Dodge. On July 16, 2006, Inco and Phelps Dodge entered into a waiver and amendment to the Combination Agreement pursuant to which, among other things, Phelps Dodge increased the consideration payable under the Arrangement from Cdn.$17.50 in cash and 0.672 of a Phelps Dodge Share to Cdn.$20.25 in cash and 0.672 of a Phelps Dodge Share. On that same date, Falconbridge declared a special dividend of Cdn.$0.75 per common share of Falconbridge payable on August 10, 2006 to Falconbridge shareholders of record on July 26, 2006.

Upon the closing of the Phelps Dodge-Inco combination, shareholders of Falconbridge who have been issued Inco common shares in the Inco-Falconbridge transaction will be entitled to receive for those shares the same package of cash and Phelps Dodge shares as will other Inco shareholders. Inco may be required to pay a break-up fee to Phelps Dodge under certain circumstances equal to $425 million, and such amount will be increased to $975 million from the date Inco acquires at least 50.01% of the outstanding common shares of Falconbridge. Inco has also given Phelps Dodge certain other customary rights, including a right to match competing offers. Phelps Dodge has agreed to pay Inco a $500 million break-up fee under certain circumstances. Inco has received additional financing commitments from Morgan Stanley, Goldman, Sachs & Co., Royal Bank of Canada, and Bank of Nova Scotia in support of the increased cash component of its revised agreed offer for Falconbridge. The completion of the transactions contemplated by the Combination Agreement is subject to certain conditions, including, among others, certain approvals of shareholders. Phelps Dodge has entered into a definitive agreement under which, subject to certain conditions, it may be required to purchase up to $3 billion of convertible subordinated notes issued by Inco to help fund Inco’s purchase of Falconbridge common shares or to satisfy related dissent rights, as needed. The instrument will be redeemable for cash at any time by Inco and may be converted in whole or in part at any time beginning six months after issuance by Phelps Dodge at a conversion rate equal to 95 per cent of the average closing price on the NYSE over the five trading days preceding the date of conversion plus accrued and unpaid interest on the security at the time of conversion. The instrument will bear an 8 per cent coupon. The payment of interest on the Notes may be deferred by Inco until stated maturity. At stated maturity, the Notes will be payable in cash, common shares of Inco or a combination thereof. The transaction between Phelps Dodge and Inco is not conditioned upon the completion of the Inco and Falconbridge combination. Thus, in the event the Inco-Falconbridge merger is not completed, Inco shareholders will receive the same 0.672 shares of Phelps Dodge and C$20.25 per share in cash that they would have received in the proposed three-way combination.

On June 23, 2006, Inco announced that it and Falconbridge reached a definitive agreement with the U.S. Department of Justice on a remedy whereby the Nikkelverk refinery and related working capital would be sold to LionOre Mining International Ltd. as previously outlined on June 7, 2006. This remedy was also agreed to by the European Commission on July 4, 2006.

On June 7, 2006, Falconbridge and Inco announced that they had reached a definitive agreement (the “LionOre Agreement”) with LionOre Mining International Ltd. (“LionOre”) covering the sale to LionOre of certain assets and related operations of Falconbridge for a $650 million acquisition price to be satisfied by the payment of $400 million in cash and by the issuance and delivery of $250 million of common shares of LionOre. The purchase price is subject to certain adjustments tied to changes in the final working capital levels of the operations to be sold to LionOre and certain other adjustments. This sale represents the remedy intended to address competition concerns previously identified by the U.S. Department of Justice and the European Commission with respect to Inco’s proposed acquisition of Falconbridge. The assets and related operations being sold to LionOre will include

Falconbridge’s Nikkelverk refinery in Norway and the Falconbridge marketing and custom feed organizations that market and sell the finished nickel and other products produced at the Nikkelverk refinery and obtain third-party feeds for the Nikkelverk refinery (collectively, “Nikkelverk”). Inco has also agreed to supply up to 60,000 tonnes of nickel in matte annually, approximately equivalent to the current volume of feed provided by Falconbridge’s operations to the Nikkelverk refinery, for up to ten years. The closing of the sale of Nikkelverk to LionOre is subject to the satisfaction of certain conditions, including the attainment of all applicable approvals and consents necessary to permit the pending acquisition of Falconbridge by Inco, Inco taking up and paying for Falconbridge shares pursuant to its offer, the conditional approval of the Toronto Stock Exchange of the issuance and listing of the LionOre common shares to be issued as part of the acquisition price consideration and certain other standard terms and conditions to closing. LionOre’s obligations pursuant to the LionOre Agreement are also subject to certain conditions, including Inco having acquired more than 50 per cent (on a fully-diluted basis) of the Falconbridge common share pursuant to the Offer or otherwise.

CERTIFICATE
      The foregoing, together with the Offer and Circular dated October 24, 2005 and the notices of extension dated December 14, 2005, January 19, 2006, February 27, 2006 and July 13, 2006, the Notice of Variation dated May 29, 2006, and the Notice of Variation and Extension dated June 29, 2006, respectively, contain no untrue statement of a material fact and do not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. For the purpose of the Province of Québec, the foregoing, together with the Offer and Circular dated October 24, 2005 and the notices of extension dated December 14, 2005, January 19, 2006, February 27, 2006 and July 13, 2006, the Notice of Variation dated May 29, 2006, and the Notice of Variation and Extension dated June 29, 2006, respectively, do not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.
Dated: July 16, 2006

By: (Signed) Scott M. Hand	By: (Signed) Robert D.J. Davies
Chairman and Chief Executive Officer	Executive Vice President and Chief Financial Officer

By: (Signed) Chaviva Hošek	By: (Signed) Janice K. Henry
Director	Director

C-1

The Depositary for the Offer is:
CIBC MELLON TRUST COMPANY

By Mail	By Registered Mail, by Hand or by Courier

P.O. Box 1036	199 Bay Street
Adelaide Street Postal Station	Commerce Court West
Toronto, ON M5C 2K4	Securities Level
Toronto, ON M5L 1G9
Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com
The Dealer Manager for the Offer is:
RBC CAPITAL MARKETS

In Canada	In the United States

RBC Dominion Securities Inc.	RBC Capital Markets Corporation

200 Bay Street, 4th Floor	Two Embarcadero Center
Royal Bank Plaza, South Tower	Suite 1200
Toronto ON M5J 2W7	San Francisco, California 94111
Canada	U.S.A.

Telephone: (416) 842-7519	Toll Free: 1-888-720-1216
Toll Free: 1-888-720-1216
The Information Agent for the Offer is:
105 Madison Avenue
New York, New York 10016
proxy@mackenziepartners.com
(212) 929-5500 (call collect)
or
Toll-Free: (800) 322-2885 (English)
                  (888) 405-1217 (French)
      Any questions and requests for assistance may be directed by holders of Falconbridge Shares to the Depositary, the Dealer Manager or the Information Agent at their respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
The following are filed as exhibits to this Schedule:

1.1	Certificate and Consent of Qualified Person for Robert A. Horn (Goro) (1)

1.2	Certificate and Consent of Qualified Person for Dr. Wm. Gordon Bacon (Goro) (1)

1.3	Certificate and Consent of Qualified Person for Dr. Wm. Gordon Bacon (Voisey’s Bay) (1)

1.4	Certificate and Consent of Qualified Person for Lawrence B. Cochrane (Voisey’s Bay) (1)

2.1	Annual report of the Bidder on Form 10-K for the year ended December 31, 2005 (Commission File No. 001-01143) filed March 16, 2006

2.2	Audited consolidated financial statements of the Bidder, including the notes thereon, and together with the auditor’s report, as at and for each of the financial years ended December 31, 2005, 2004 and 2003, incorporated by reference to Item 8 of Form 10-K (Commission File No. 001-01143) filed March 16, 2006

2.3	Management’s discussion and analysis of financial condition and results of operations of the Bidder for the year ended December 31, 2005, incorporated by reference to Item 7 of Form 10-K (Commission File No. 001-01143) filed March 16, 2006

2.4	Proxy circular and statement of the Bidder dated February 17, 2006 in connection with the annual and special meeting of shareholders held on April 20, 2006, incorporated by reference to Exhibit 99 to Form 10-K (Commission File No. 001-01143) filed March 16, 2006

2.5	Audited consolidated financial statements of Falconbridge Limited, including notes thereto, as at December 31, 2005 and 2004 and for each of the years then ended, together with the auditors’ report thereon, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on March 24, 2006

2.6	Management’s discussion and analysis of financial condition and results of operations of Falconbridge Limited for the fiscal year ended December 31, 2005, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on March 24, 2006

2.7	Unaudited consolidated financial statements of Falconbridge Limited, including notes thereto, as at March 31, 2006 and for the three -month periods ended March 31, 2006 and 2005, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on May 3, 2006

2.8	Management’s discussion and analysis of financial condition and results of operations of Falconbridge Limited for the three -month period ended March 31, 2006, incorporated by reference to Exhibit 99.2 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on May 3, 2006

2.9	Unaudited consolidated financial statements of the Bidder, including the notes thereto, as at March 31, 2006 and December 31, 2005, and for the three-month periods ended March 31, 2006 and 2005, incorporated by reference to Item 1 of Form 10-Q (Commission File No. 001-01143) filed May 10, 2006

2.10	Management’s discussion and analysis of financial condition and results of operations of the Bidder for the three -month period ended March 31, 2006, incorporated by reference to Item 2 of Form 10-Q (Commission File No. 001-01143) filed May 10, 2006

2.11	Material change report of the Registrant filed May 15, 2006 concerning the entering into by the Registrant and Falconbridge Limited of the Fourth Amending Agreement, incorporated by reference to Exhibit 3.16 to Amendment No. 4 to Form F-8 (Commission File No. 333-129218) filed May 31, 2006

2.12	Material change report of the Registrant filed June 30, 2006 concerning the entering into by the Registrant and Phelps Dodge Corporation of the Combination Agreement, the entering into by the Registrant and Falconbridge Limited of the Fifth Amending Agreement and the entering into by Falconbridge Limited and Phelps Dodge Corporation of the Agreement, incorporated by reference to Exhibit 3.17 to Amendment No. 5 to Form F-8 (Commission File No. 333-129218) filed June 30, 2006

2.13	Annual report of Phelps Dodge Corporation on Form 10-K for the year ended December 31, 2005 (Commission File No. 001-00082) filed by Phelps Dodge Corporation on February 27, 2006

2.14	Quarterly report of Phelps Dodge Corporation on Form 10-Q for the quarterly period ended March 31, 2006 (Commission File No. 001-00082) filed by Phelps Dodge Corporation on April 27, 2006

2.15	Unaudited pro forma combined financial statements, incorporated by reference to Exhibit 99.4 to Form 8-K (Commission File No. 001-00082) filed by Phelps Dodge Corporation on July 17, 2006

(1)	Previously filed with the Bidder’s Schedule 14D-1F (Commission File No. 005-62437) filed October 25, 2005.
PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
1.	Undertakings
(a)	The Bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.
(b)	The Bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.
(c)	The Bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, or otherwise discloses, information regarding purchases of the issuer’s or Bidder’s securities in connection with the offer.
2.	Consent to Service of Process
(a)	On October 25, 2005 the Bidder filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
(b)	Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV
SIGNATURES
     By signing this Schedule, the Bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 7 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

INCO LIMITED
By:	/s/ Simon A. Fish
Simon A. Fish, Esq.
Executive Vice-President, General Counsel and Secretary

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Simon A. Fish
Simon A. Fish, Esq.
July 17, 2006	Executive Vice-President, General Counsel and Secretary